Exhibit 99.2

Global Ship Lease Announces Pricing of Public Offering of Class A Common Shares

LONDON, January 22, 2021, (GLOBE NEWSWIRE) – Global Ship Lease, Inc. (NYSE: GSL) (the “Company”) announced today the pricing of its previously announced underwritten public offering (the “Offering”) of 5,400,000 shares of its Class A common stock, par value $0.01 per share (the “Common Shares”) at a public offering price of $13.00 per Common Share.  The Company has granted the underwriters a 30-day option to purchase up to an additional 810,000 Common Shares.  The Offering will result in gross proceeds to the Company of $70.2 million (or $80.7 million if the underwriters’ option to purchase additional Common Shares is exercised in full) prior to deducting underwriting discounts, commissions and other offering expenses.
The net proceeds of the Offering are expected to be used for funding the expansion of the Company’s fleet, general corporate purposes, and working capital.  The Offering is expected to close on January 26, 2021.

Jefferies LLC and B. Riley Securities, Inc. are acting as joint book-running managers in the Offering.  Fearnley Securities, Inc. is acting as co-manager in the Offering.

The Company’s Common Shares trade on the New York Stock Exchange under the symbol “GSL.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. A shelf registration statement relating to the Common Shares was filed with the U.S. Securities and Exchange Commission (the “SEC”) and is effective. This offering is being made only by means of a prospectus supplement and the accompanying base prospectus. A final prospectus supplement related to the offering will be filed with the SEC and will be available on the SEC’s website located at www.sec.gov. When available, copies of the prospectus supplement and the accompanying base prospectus relating to this offering may be obtained from Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, by telephone at (877) 821-7388 or by email at prospectus_department@jefferies.com; or from B. Riley Securities, Inc., Attention: Prospectus Department, 1300 North 17th Street, Suite 1300, Arlington, VA 22209; telephone: (703) 312-9580, or by emailing prospectuses@brileyfin.com.

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. On November 15, 2018, it completed a strategic combination with Poseidon Containers.

Global Ship Lease owns 43 containerships, ranging from 2,207 to 11,040 TEU, with a total capacity of 245,280 TEU and an average age, weighted by TEU capacity, of 13.7 years as at December 31, 2020. 25 ships are Post-Panamax, of which nine are fuel-efficient new-design wide-beam.

Adjusted to include all charters agreed, and ships acquired or divested, up to January 20, 2021, the average remaining term of the Company’s charters at September 30, 2020, to the mid-point of redelivery, including options under the Company’s control, was 2.4 years on a TEU-weighted basis. Contracted revenue on the same basis was $710.0 million. Contracted revenue was $786.7 million, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 2.7 years.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission.  Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.

Investor and Media Contact:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438